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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                                   R & B, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    749124103
                                 (CUSIP Number)

                                Steven L. Berman
                                 c/o R & B, Inc.
                             3400 East Walnut Street
                                Colmar, PA 18915
                                 (215) 997-1800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 12, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 749124103                    13D

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1    NAME OF REPORTING PERSONS.

     Steven L. Berman

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   2,309,831
               -----------------------------------------------------------------
 NUMBER OF     8   SHARED VOTING POWER
  SHARES
ENEFICIALLY        352,000
 OWNED BY      -----------------------------------------------------------------
   EACH        9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON           2,296,744
   WITH        -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   352,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,661,831**
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

**   Excludes certain shares. See Item 5 below.


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ITEM 1. SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of R & B, Inc., a Pennsylvania corporation (the "Issuer"). The address of the Issuer's principal executive offices is 3400 East Walnut Street, Colmar, Pennsylvania 18915.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This statement is being filed by Richard N. Berman (the "Reporting Person"). The filing of this statement shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that the Reporting Person is the beneficial owner of any securities covered by this statement, or that this schedule is required to be filed by such person or that such person constitutes a group within the meaning of Section 13(d)(3) of the Exchange Act.

     (b) The business address for the Reporting Person is c/o R & B, Inc., 3400 East Walnut Street, Colmar, Pennsylvania 18915.

     (c) The Reporting Person is the Chairman of the Board of the Directors, President and Chief Executive Officer of the Issuer.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a resident of the Commonwealth of Pennsylvania and a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNTS OF FUNDS AND OTHER CONSIDERATION.

     The Reporting Person has used personal funds to purchase the Common Stock

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Person has acquired the shares of Common Stock for investment purposes.

     As a director and executive officer of the Issuer, the Reporting Person will regularly explore potential actions and transactions that may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of the Issuer.

     Except as discussed above in the Reporting Person's capacity as a director and executive officer of the Issuer, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the following:


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     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this Statement, the Reporting Person may be deemed to be the beneficial owner of 2,661,831 shares of Common Stock, which represents 14.8% of the Issuer's Common Stock based upon 17,932,259 shares outstanding as of October 31, 2005 as reported in the Issuer's quarterly report on Form 10-Q/A for the quarterly period ended September 24, 2005. The above amount excludes 4,789,758 shares that may be deemed beneficially owned by the Shareholders (as defined in Item 6 below) other than the Reporting Person who are parties to the Shareholders' Agreement (as defined in Item 6 below), as to all of which shares the Reporting Person disclaims beneficial ownership.

     (b) The Reporting Person has sole voting and dispositive power with respect to 2,296,744 shares of Common Stock beneficially owned by him, which amount includes: (i) 2,100,558 held by the Reporting Person directly; (ii) 88,000 shares held by the Steven L. Berman 2005 GRAT (the "GRAT"); (iii) 74,586 shares held by The Steven L. Berman 2004 Charitable Remainder Trust (the "CRUT"); and
(iv) 33,600 shares held by three different trusts, each dated October 27, 2003, for the benefit of each of the Reporting Person's children (each, a "Trust" and together, the "Trusts"). The Reporting Person is the trustee for each of the GRAT, the CRUT and the Trusts, in which capacity he has sole voting and dispositive power over the shares held.


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     The Reporting Person has the right to direct the trustee of the Issuer's
401(k) Plan as to the voting of 13,087 shares of Common Stock held for the Reporting Person through the 401(k) Plan. The Reporting Person does not have dispositive power over these shares.

     The Reporting Person shares voting and dispositive power with respect to the following shares of Common Stock: (i) 161,800 shares held by BREP I, a Pennsylvania limited partnership ("BREP I"); and (ii) 190,200 shares held by BREP III, a Pennsylvania limited partnership ("BREP III, and together with BREP I, the "Partnerships"). The general partner of each of the Partnerships is BREP, Inc., a Pennsylvania corporation. The Reporting Person is a limited partner of each of the Partnerships and a controlling shareholder of BREP, Inc.

     The Reporting Person shares voting and dispositive power with respect to the shares held by the Partnerships with his brother, Richard N. Berman, who is also a controlling shareholder of BREP, Inc., and his father, Jordan S. Berman, who is the President, a director and a shareholder of BREP, Inc. The business address for each of Richard N.. Berman and Jordan S. Berman is c/o R & B, Inc., 3400 East Walnut Street, Colmar, Pennsylvania 18915. Richard N. Berman is the Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer. Jordan S. Berman is retired. During the last five years, neither Richard
N. Berman nor Jordan S. Berman has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors. During the last five years, neither Richard N. Berman nor Jordan S. Berman has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Richard N. Berman and Jordan S. Berman are each residents of the Commonwealth of Pennsylvania and citizens of the United States of America.

     (c) During the sixty (60) days preceding the date of filing of this Statement, the Reporting Person effected the following transactions: (i) a gift of 88,000 shares of Common Stock to the GRAT on December 12, 2005; and (ii) a transfer of 5,614 shares from the CRUT to the Reporting Person as an annuity payment pursuant to the terms of the CRUT on December 23, 2005.

     (d) No other persons, other than the Reporting Person, have the right to receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that the Reporting Person owns beneficially.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Amended and Restated Shareholders' Agreement, dated as of August 1, 2004 (the "Shareholders' Agreement"), among the Reporting Person, Richard N. Berman, Jordan S. Berman, Marc H. Berman, Fred B. Berman, Deanna Berman and the additional shareholders named therein (each, a "Shareholder" and together, the "Shareholders"), except as otherwise provided in the Shareholders' Agreement with respect to Jordan S. Berman and Deanna Berman, each Shareholder has granted the others rights of first refusal, exercisable on a pro rata basis or in such other proportions as the exercising shareholders may agree, to purchase shares of Common


                                  Page 5 of 8

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Stock of the Issuer which any of them, or upon their deaths their respective estates, proposes to sell to third parties. The Issuer has agreed with these Shareholders that, upon their deaths, to the extent that any of their shares are not purchased by any of these surviving Shareholders and may not be sold without registration under the 1933 Act, the Issuer will use its best efforts to cause those shares to be registered under the 1933 Act. The expenses of any such registration will be borne by the estate of the deceased shareholder. Deanna Berman is the Reporting Person's mother and the spouse of the Reporting Person's father, Jordan S. Berman. Richard N. Berman, Marc H. Berman and Fred B. Berman are the Reporting Person's brothers. The additional Shareholders party to the Shareholders' Agreement are trusts for which either the Reporting Person, Richard N. Berman, Marc H. Berman or Fred B. Berman act as trustee for the benefit of their own children.

     The Shareholders, other than the Reporting Person, may be deemed to beneficially own in the aggregate 4,789,758 shares of Common Stock, which amount represents 26.7% of the Issuer's Common Stock based upon 17,932,259 shares outstanding as of October 31, 2005, as to all of which shares the Reporting Person disclaims beneficial ownership.

     Other than as indicated in this Statement, the Reporting Person is not party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:

     (1) Amended and Restated Shareholders' Agreement, dated as of August 1, 2004, by and among Richard Berman, Steven Berman, Jordan Berman, Mark Berman, Fred Berman, Deanna Berman and the Additional Shareholders named therein. (Incorporated by reference to Exhibit 4.2 to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 25, 2004, filed with the Securities and Exchange Commission on March 9, 2005.)


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


/s/ Steven L. Berman                    Date: February 7, 2006
-------------------------------------
Steven L. Berman


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                                  EXHIBIT INDEX

Exhibit No.   Description
-----------   -----------
(1)           Amended and Restated Shareholders' Agreement, dated as of August
              1, 2004, by and among Richard Berman, Steven Berman, Jordan
              Berman, Mark Berman, Fred Berman, Deanna Berman and the Additional
              Shareholders named therein. (Incorporated by reference to Exhibit
              4.2 to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 25, 2004, filed with the Securities and Exchange
              Commission on March 9, 2005.)


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